SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒      Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐       No       ☒

Announcement | Lisbon | 30 August 2010

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that Credit Suisse Group AG (“CSG”) now holds less than 2% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the disposal, by CS Securities (Europe) Ltd., of 837,942 PT ordinary shares made on 23 August 2010, on regulated market. As a result of such transaction, CSG now holds a total of 17,186,072 ordinary shares representing 1.92% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that such holding is attributed to CSG through the following legal entities:

1              Voting rights held by Credit Suisse:

•              Credit Suisse (UK) Ltd: 120,000 ordinary shares representing 0.013% of the share capital and voting rights in PT.

•              Credit Suisse AG: 2,596,222 ordinary shares representing 0.290% of the share capital and voting rights in PT;

•              Credit Suisse International: 3,859,173 ordinary shares representing 0.430% of the share capital and voting rights in PT;

•              Credit Suisse Madrid (Branch): 13,500 ordinary shares representing 0.002% of the share capital and voting rights in PT;

•              CS Italy S.P.A.: 171,900 ordinary shares representing 0.019% of the share capital and voting rights in PT;

•              CS Securities (USA) LLC: 8,825 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•              CS Securities (Europe) Ltd: 5,096,099 ordinary shares representing 0.568% of the share capital and voting rights in PT;

2              Voting rights held on behalf of Credit Suisse clients:

•              Clariden Leu AG: 51,352 ordinary shares representing 0.006% of the share capital and voting rights in PT;

•              Credit Suisse (UK) Ltd: 214,690 ordinary shares representing 0.024% of the share capital and voting rights in PT;

•              Credit Suisse Hong Kong Branch: 1,020 ordinary shares representing 0.0001% of the share capital and voting rights in PT;

•              Credit Suisse Luxembourg SA: 312,536 ordinary shares representing 0.035% of the share capital and voting rights in PT;

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

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•              Credit Suisse Madrid (Branch): 107,077 ordinary shares representing 0.012% of the share capital and voting rights in PT;

•              Credit Suisse Zurich: 878,688 ordinary shares representing 0.098% of the share capital and voting rights in PT;

•              CS (Deutschland) AG: 13,454 ordinary shares representing 0.002% of the share capital and voting rights in PT;

•              CS France: 1,704 ordinary shares representing 0.0002% of the share capital and voting rights in PT;

•              CS Italy S.P.A.: 177,154 ordinary shares representing 0.020% of the share capital and voting rights in PT;

•              CS Luxembourg: 4,750 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•              CS Monaco: 1,275 ordinary shares representing 0.0001% of the share capital and voting rights in PT;

•              CS Singapore: 25,600 ordinary shares representing 0.003% of the share capital and voting rights in PT;

•              Neue Aargauer Bank: 5,885 ordinary shares representing 0.001% of the share capital and voting rights in PT.

•              CS Securities (Europe) Ltd: 3,525,168 ordinary shares representing 0.393% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Credit Suisse International (on behalf of Credit Suisse Securities (Europe) Limited), with registered office at One Cabot Square, London E14 4QJ, United Kingdom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.